UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                  Washington,D.C. 20549

                       Form 12b-25

                 NOTIFICATION OF LATE FILING

(Check One): (X)Form 10-K ( ) Form 20-F ( ) Form 11-K ( ) Form 10-Q
             ( )Form N-SAR

(X) For Period Ended: December 31,1998
( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR
For the transition Period Ended...............................................
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I-REGISTRANT INFORMATION
       Franklin Credit Management Corporation
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Full Name of Registrant

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
  Six Harrison Street  New York, NY 10013

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City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b 25 (b), the following should be completed. (Check box if appropriate)


    (X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

    (X) (b) The subject annual report, semi-annual report, transition report on Form 10-K,Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or beforethe fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    ( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III --NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or position thereof, could not be filed within the prescribed time period.

See Rider I
                                           (attached Extra Sheets if Needed)

PART IV--OTHER INFORMATION


(1)  Name and telephone number of person to contact in regard to this notification
     Kimberley Shaw          (212)          925-8745
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     ( Name)                (Area code)    (Telephone number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? if answer is no,
identify report (s).                   (X) Yes  ( ) No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                       (X) Yes ( ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See Rider II

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               Franklin Credit Management Corporation
            ( Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date         04/01/1999      BY       Peter Spielberger,Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and Title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer),evidence of the representive's authority to sign on behalf of the registrant shall be filed with the form.
_____________________________________________________________________________
                        ATTENTION

 Intentional misstatements or ommisions of fact constitute federal Criminal Violations ( See 18 U.S.C 1001).
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







                      Rider I

   The Registrant could not file its form 10-KSB for the fiscal year ended December 31,1998 during the prescribed time period because the accumulation of the information has taken longer than anticipated, not leaving the Registrant with time to complete preparation of the form and review its reults with the Board of Directors and the Audit Committee prior to the filing deadline.

                      Rider II

      Registrant currently expects its results of operations to have decreased to a net loss of approximately $1,291,382 for the fiscal year ended
December 31,1998, from an operating loss of $565,899 for the fiscal year ended December 31,1997. There can be no assurance, however, that the results actually reported by the Registrant will match such expectation.The expected increase in the Registrant's loss resulted primarily from the Registrant's increased investment in Tribeca Lending Corp, its origination subsidiary,and to a lesser degree an increase in collection general and adminstrative expenses which were only partially offset by increases in interest income, rental of OREO property and other income.